MORGAN STANLEY TECHNOLOGY FUND

1221 Avenue of the Americas

New York, NY 10020

July 23, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management
Re:	Morgan Stanley Technology Fund

(File Nos. 33-87472 and 811-8916)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Technology Fund (the “Fund”) filed with the Securities and Exchange Commission on May 24, 2007. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 16 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about July 23, 2007.

GENERAL COMMENTS TO FORM N-1A
Comment 1.	Please file a response letter to these comments via EDGAR, including the “Tandy” provision.
Response 1. This response letter addressing the Staff’s comments has been filed via EDGAR as correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.
Comment 2.	Please indicate whether the Fund is current with its 40-17G filings.
Response 2. The Fund is current with such filings.
Comment 3.	In the EDGAR screen titled “Series-Name,” the former name of the Fund, Morgan Stanley Information Fund, appears instead of its current name. Please update this EDGAR screen.
Response 3. We are working with our EDGAR filer and the SEC Staff to make the requested change.

COMMENTS TO THE PROSPECTUS
Comment 4.

According to the “Principal Investment Strategies” section, the Fund may invest up to 25% of its net assets in any one foreign country. Please provide country specific risk disclosure for any country that comes close to this limit.

Response 4. The Fund is not currently invested in any single country that approaches the 25% limit, so no country specific risk disclosure is necessary.
Comment 5.	According to the “Principal Investment Strategies” section, the Fund may invest in convertible securities. If this includes junk bonds, disclose this fact and include related risk disclosure.

Response 5. A portion of the Fund’s investments in convertible securities may be invested in junk bonds. This fact, as well as related risk disclosure, is included on page 3 of the prospectus under the “Convertible Securities” section.

Comment 6.

According to the description of “technology companies” under the “Principal Risks” section, the Fund may invest in unseasoned companies. Please supplementally confirm that the registration statement does not include inconsistent disclosure prohibiting the Fund from investing in unseasoned companies.

Response 6. We confirm that there is no such inconsistent disclosure.
Comment 7.	Add appropriate disclosure to the fee table in the prospectus if the Fund invested in other investment companies during the last fiscal year.
Response 7. The Fund did not invest in other investment companies during the prior fiscal year that would require disclosure in the fee table.
Comment 8.	In the “Fees and Expenses” section of the prospectus, consider moving the footnotes to after the Example.

Response 8. We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate. We believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

COMMENTS TO THE SAI
Comment 9.	Please supplementally explain why the Fund’s fundamental policy relating to industry concentration carves out “securities of the communications and information industry.”

Response 9. This carve out is necessary because the Fund’s principal investment strategies include investing at least 80% of the Fund’s assets in securities of companies that rely extensively on technology, science and communications in their product development or operations.

Comment 10.

In the section entitled “Fund Management - Portfolio Manager Compensation Structure,” (1) include only the discretionary compensation received by the portfolio managers of the Fund during the last year, and (2) confirm that you are providing the requested information.

Response 10. We believe the current disclosure is in compliance with SEC Release 2004-89. This Release requires that the SAI include disclosure regarding the structure of, and the method used to determine, the compensation of its portfolio managers. The Release notes that the purpose of this disclosure is to help investors better understand a portfolio manager’s incentives in managing a fund and shed light on possible conflicts of interest that could arise when a portfolio manager manages other accounts. Therefore, in order to achieve this purpose, the disclosure, in our view, should include all possible forms of compensation that are available to the portfolio manager in connection with managing the portfolio and other accounts.

Comment 11.	In the section entitled “Fund Management – Other Accounts Managed by the Portfolio Managers,” consider presenting this information in tabular format.
Response 11. We respectfully acknowledge the comment, but believe that the current narrative format is adequate and consistent with Form N-1A.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at
(212) 762-6810. Thank you.

Sincerely,

/s/ Eric Griffith

Eric Griffith